Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation	Name Under Which the Subsidiary Does Business	Ownership Interest
Inteligo Group Corp.	Panama	Inteligo Group Corp.	IFS owns 100%
Inteligo Bank Ltd.	Bahamas	Inteligo Bank	IFS owns 100%
Inteligo SAB S.A.	Peru	Inteligo SAB	IFS owns 99.99%
Banco Internacional del Perú S.A.A. - Interbank	Peru	Interbank	IFS owns 99.30%
Interseguro Compañía de Seguros, S.A.	Peru	Interseguro	IFS owns 99.99%